Exhibit 22.1

List of Issuers of Guaranteed Securities

Jacobs Solutions Inc. has fully and unconditionally guaranteed the following securities identified in the table below:

Name of Subsidiary	Jurisdiction of Incorporation	Guaranteed Securities
Jacobs Engineering Group Inc.	Delaware	5.90% Bonds due 2033 6.35% Bonds due 2028